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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


================================================================================
1. Name and Address of Reporting Person*

Boucher			Thomas		 	O'Neil, Jr.
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)
Ingalls & Snyder LLC
61 Broadway
--------------------------------------------------------------------------------
                                    (Street)
New York 					NY					10006
--------------------------------------------------------------------------------
   (City)                           (State)                       (Zip)


================================================================================
2. Date of Event Requiring Statement (Month/Day/Year)


11/30/98
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Issuer Name and Ticker or Trading Symbol

JETRONIC INDUSTRIES, INC.          JET
================================================================================
5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director ****                        [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



      --------------------------------------------------------------------

================================================================================
6. If Amendment, Date of Original (Month/Year)

11/98
================================================================================
7. Individual or Joint/Group Filing  (Check applicable line)

   [X  ] Form Filed by One Reporting Person

   [   ] Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                              1306                       I

HELD BY ISVP **
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the Form is filed by more than one Reporting Person,  see  Instruction
     5(b)(v)

** REPRESENTS BOUCHER'S BENEFICIAL INTEREST IN SECURITIES OWNED BY INGALLS & SNYDER VALUE PARTNERS ("ISVP"). BOUCHER IS A GENERAL PARTNER OF ISVP.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
 AA Convert. Pref. Stock  11/04/98   01/01/03        Common Stock
6130       1/1           I 		ISVP***
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:
***REPRESENTS BOUCHER'S BENEFICIAL INTEREST IN THE PREFERRED STOCK OF ISVP.

**** In November 1998, the Reporting Person was nominated by Ingalls &
Snyder Value Partners L.P. ("ISVP") for election to the Board of Directors (the "Board") of the Issuer pursuant to its right to elect such directors in accordance with the terms of the Series AA Preferred Stock owned by ISVP. To date, the Reporting Person has not been elected to the Board and has never attended or otherwise participated or had access to the deliberations and decisional processes and meetings of the Board. By letter da ted July 30, 1999, delivered to the Board, ISVP withdrew its request t nominate the Reporting Person to the Board. The Reporting Person, as general partner of ISVP, shares the right to elect three directors to the Board.

/Thomas O. Boucher, Jr./                                   	10/01/99

---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

       Alternatively,   this  form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.


                                  Page 4 of 4


(122795DTI)